UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from       to

Commission file number 1-16625

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

Page

Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	3

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2011 and 2010	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule of Assets (Held at End of Year) as of December 31, 2011	15

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	17

Exhibit Index	18

Report of Independent Registered Public Accounting Firm

To the Participants and Investment Committee

of the Bunge Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Brown Smith Wallace LLC

St. Louis, Missouri

June 26, 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Investment Committee

of the Bunge Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

June 22, 2011

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

INVESTMENTS, at fair value:
Interest bearing cash	$1,853,179	$1,584,877
Mutual funds	142,730,215	139,226,236
Interest in Bunge Limited common shares	10,730,001	11,011,278
Common stock	1,210,174	1,140,967

Total Plan interest in Bunge Defined Contribution Plans - Master Trust	156,523,569	152,963,358

RECEIVABLES:
Notes receivable from participants	2,742,237	2,407,498
Participant contributions	310,324	286,028
Employer contributions	354,990	356,949

Total receivables	3,407,551	3,050,475

NET ASSETS AVAILABLE FOR BENEFITS	$159,931,120	$156,013,833

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS:
Participants’ contributions	$10,158,667	$9,414,275
Rollover contributions	3,123,001	507,683
Employer contributions	4,842,216	4,516,683
Interest income on notes receivable from participants	102,452	105,753
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	2,885,962	2,647,912
Investment income — interest	31,894	43,595
Net appreciation (depreciation) in value of investments	(6,619,563)	11,247,122

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment gain (loss)	(3,701,707)	13,938,629

Plan transfers	58,324	65

Total	14,582,953	28,483,088

DEDUCTIONS:
Benefits paid to participants	10,591,811	14,306,950
Administrative expenses	73,855	75,897

Total	10,665,666	14,382,847

INCREASE IN NET ASSETS	3,917,287	14,100,241

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	156,013,833	141,913,592

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$159,931,120	$156,013,833

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.                      BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Retirement Savings Plan (the “Plan”) was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments in mutual funds, Bunge Limited common shares and other common stock holdings are stated at estimated fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.  See Note 9 for discussion of fair value measurements.

Administrative Expenses —Administrative expenses of the Plan are paid by the participants as provided in the plan document.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Subsequent Events — The Plan has evaluated subsequent events through June 26, 2012, the date the financial statements were issued.

Adoption of New Accounting Pronouncements — In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The adoption of the disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for the December 31, 2010 plan year and did not have a material impact on the Plan’s financial statements. The adoption of the disclosures of the Level 3 recurring fair value measurements became effective for the December 31, 2011 plan year and did not have a material impact on the Plan’s financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

New Accounting Pronouncements — In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which amends ASC 820, “Fair Value Measurements and Disclosures.”  ASU 2011-04 requires categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  ASU 2011-04 is to be applied prospectively and will be effective for the December 31, 2012 plan year. The adoption of this standard is not expected to have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

2.                      PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the plan document. Participants should refer to the plan document for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc.; Bunge Oils, Inc.; Bunge North America (East), L.L.C.; Bunge North America (OPD West), Inc.; Bunge Management Services Inc.; Bunge Global Markets, Inc.; Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.                      CONTRIBUTIONS AND WITHDRAWALS

Participants may contribute up to 50% of their base salary on a pre-tax basis. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2011 and 2010 could not exceed $16,500. However, in 2011 and 2010, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (the “Fund”). The Fund pools participants’ money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Fund, less any expenses accrued against the Fund. Participant’s ownership in the Fund is measured in units of the Fund instead of common shares.

Employer Group matching contributions are allocated to participants based on the contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn. Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the plan document and the IRC) rollover contributions into the Plan.

4.                      NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2011, participant loans bear interest rates from 3.75% to 9.25% and mature through May 2038.

5.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.                      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on January 13, 2009, stating that the Plan and related trust were designed, and in compliance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

for income taxes has been recorded in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trusts’ investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2011, are disclosed in the supplemental schedule of assets (held at end of year.) Fees paid by the Plan for the investment management services were $73,855 and $75,897 for the years ended December 31, 2011 and 2010, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in the Bunge Common Stock Fund which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring employer. The Fund held 196,064 and 175,850 common shares of Bunge Limited at December 31, 2011 and 2010, respectively of which 187,587 and 168,060 shares were allocated to the Plan at December 31, 2011 and 2010, respectively. During 2011 and 2010, the Plan recorded dividend income of $168,016 and $148,481, respectively, and net appreciation (depreciation) in fair value of ($1,453,189) and $411,322, respectively, from Bunge Limited common shares.

8.                      INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011		2010

Vanguard Prime Money Market Fund	$20,898,546		$19,887,586
Fidelity International Discovery Fund (1)	—	*	9,564,862
Fidelity Total Bond Fund (1)	16,479,924		16,596,461
Janus Adviser Forty Fund — Class S	20,845,166		24,126,811
T. Rowe Price Value Fund	12,460,012		13,058,836
Vanguard Institutional Index Fund — Institutional Shares	20,991,925		20,117,332
Interest in Bunge Limited common shares (1)	10,730,001		11,011,278

*Amount less than 5% of the Plan’s assets available for benefits.
(1)Represents party-in-interest.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

During the years ended December 31, 2011 and 2010, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010

Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Bond	$744,091	$473,852
International	(1,727,351)	744,895
Large Cap	(2,160,387)	5,100,091
Mid Cap	(469,103)	1,703,617
Small Cap	(227,383)	927,463
Specialty	119,575	180,346
Blends	(1,101,256)	1,381,867
Other	125	277,816
Interest in Bunge Limited common shares	(1,453,189)	411,322
Common stock	(344,685)	45,853
Dividend income	2,885,962	2,647,912
Interest income	31,894	43,595

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Plans Master Trust	$(3,701,707)	$13,938,629

9.                      INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Plans Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The investments of the Trust at December 31, 2011 and 2010, are summarized as follows

	2011	2010

Cash	$1,950,420	$1,660,457

Investments — at fair value:
Mutual funds:
Bond	21,622,451	19,827,329
International	9,498,544	10,865,053
Large Cap	57,550,950	60,678,702
Mid Cap	9,395,084	8,938,703
Small Cap	5,120,460	4,832,664
Specialty	1,489,068	1,135,152
Short Term	22,289,672	21,154,856
Blends	22,220,627	17,717,076
Other	1,529,851	1,638,798
Interest in Bunge Limited common shares	11,214,861	11,521,692
Common stock	1,264,389	1,252,567

Total investment at fair value	163,195,957	159,562,592

Total	$165,146,377	$161,223,049

The Plan’s interest in the net assets of the Trust was approximately 95% at December 31, 2011 and 2010.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The net investment earnings (losses) of the Trust for the years ended December 31, 2011 and 2010, are summarized below:

	2011	2010

Net investment earnings (losses) in fair value of investments:
Mutual funds:
Bond	$763,266	$486,163
International	(1,816,860)	783,072
Large Cap	(2,307,811)	5,416,231
Mid Cap	(484,385)	1,761,281
Small Cap	(234,561)	950,631
Specialty	121,433	182,289
Blends	(1,190,573)	1,497,001
Other	136	281,981
Interest in Bunge Limited common shares	(1,524,737)	424,840
Common stock	(376,328)	57,179
Dividend income	3,033,678	2,772,086
Interest income	33,705	46,149

Net investment earnings (losses) in Bunge Defined Contribution Plan Master Trust	$(3,983,037)	$14,658,903

10.               FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the fund’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

Interest in Bunge Limited common shares represents participant investments in the Fund and is valued based upon unitized value of the quoted market price of the underlying common shares.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$21,622,451	$—	$—	$21,622,451
International	9,498,544	—	—	9,498,544
Large Cap	57,550,950	—	—	57,550,950
Mid Cap	9,395,084	—	—	9,395,084
Small Cap	5,120,460	—	—	5,120,460
Specialty	1,489,068	—	—	1,489,068
Short Term	22,289,672	—	—	22,289,672
Blends	22,220,627	—	—	22,220,627
Other	1,529,851	—	—	1,529,851
Interest in Bunge Limited common shares	—	11,214,861	—	11,214,861
Common stock	1,264,389	—	—	1,264,389

Total	$151,981,096	$11,214,861	$—	$163,195,957

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$19,827,329	$—	$—	$19,827,329
International	10,865,053	—	—	10,865,053
Large Cap	60,678,702	—	—	60,678,702
Mid Cap	8,938,703	—	—	8,938,703
Small Cap	4,832,664	—	—	4,832,664
Specialty	1,135,152	—	—	1,135,152
Short Term	21,154,856	—	—	21,154,856
Blends	17,717,076	—	—	17,717,076
Other	1,638,798	—	—	1,638,798
Interest in Bunge Limited common shares	—	11,521,692	—	11,521,692
Common stock	1,252,567	—	—	1,252,567

Total	$148,040,900	$11,521,692	$—	$159,562,592

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2011 and 2010. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$20,990,643	$—	$—	$20,990,643
International	9,013,825	—	—	9,013,825
Large Cap	54,297,102	—	—	54,297,102
Mid Cap	9,073,916	—	—	9,073,916
Small Cap	4,962,636	—	—	4,962,636
Specialty	1,465,970	—	—	1,465,970
Short Term	20,943,730	—	—	20,943,730
Blends	20,487,002	—	—	20,487,002
Other	1,495,391	—	—	1,495,391
Interest in Bunge Limited common shares	—	10,730,001	—	10,730,001
Common stock	1,210,174	—	—	1,210,174

Total	$143,940,389	$10,730,001	$—	$154,670,390

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$19,258,302	$—	$—	$19,258,302
International	10,336,715	—	—	10,336,715
Large Cap	57,302,979	—	—	57,302,979
Mid Cap	8,658,686	—	—	8,658,686
Small Cap	4,710,946	—	—	4,710,946
Specialty	1,119,473	—	—	1,119,473
Short Term	19,887,586	—	—	19,887,586
Blends	16,322,764	—	—	16,322,764
Other	1,628,785	—	—	1,628,785
Interest in Bunge Limited common shares	—	11,011,278	—	11,011,278
Common stock	1,140,967	—	—	1,140,967

Total	$140,367,203	$11,011,278	$—	$151,378,481

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

11.               PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in plan payables or receivables in the respective plans.

12.               SUBSEQUENT EVENTS

Effective January 1, 2012, the Plan was amended to provide that Bunge-SCF Grain, LLC is a participating employer in the Plan.

SUPPLEMENTAL SCHEDULE

BUNGE RETIREMENT SAVINGS PLAN

EIN 13-4977260           Plan Number 334

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2011

a)	b) Identity of issue, Borrower, lessor, or similar party	c) Number of shares/units	d) Cost**	e) Current Value
	INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST
	INTEREST IN INTEREST BEARING CASH			$1,853,179

	INTEREST IN MUTUTAL FUNDS:
	American Century Heritage Fund — Investor Class	182,996.163		3,588,555
	American Century Real Estate Fund — Investor Class	72,536.858		1,465,970
*	Fidelity Freedom Income	68,334.432		768,079
*	Fidelity Freedom 2000	13,562.248		161,119
*	Fidelity Freedom 2005	5,149.053		54,168
*	Fidelity Freedom 2010	89,809.075		1,176,499
*	Fidelity Freedom 2015	265,796.928		2,905,160
*	Fidelity Freedom 2020	366,796.807		4,812,374
*	Fidelity Freedom 2025	326,508.699		3,529,559
*	Fidelity Freedom 2030	221,299.553		2,841,486
*	Fidelity Freedom 2035	122,939.061		1,297,007
*	Fidelity Freedom 2040	164,179.145		1,208,358
*	Fidelity Freedom 2045	136,259.843		1,184,098
*	Fidelity Freedom 2050	64,296.554		549,093
*	Fidelity International Discovery Fund	288,656.414		7,969,804
*	Fidelity Stock Selector Small Cap Fund	51,592.970		930,221
*	Fidelity Total Bond Fund	1,509,150.544		16,479,924
*	Fidelity Spartan International Index Fund - Investor Class	35,093.161		1,044,022
	Janus Adviser Forty Fund - Class S	677,450.945		20,845,166
	T. Rowe Price Value Fund	552,795.555		12,460,012
	Vanguard Institutional Index Fund - Institutional Shares	182,475.009		20,991,925
	Vanguard Long-Term Bond Index Fund - Investor Shares	303,363.846		4,219,791
	Vanguard Mid-Cap Index Fund - Institutional Shares	278,586.152		5,485,361
	Vanguard Small-Cap Index Fund Signal TM Shares	134,056.350		4,032,415
	Vanguard Prime Money Market Fund	20,898,545.690		20,898,546
	BrokerageLink Account - Mutual Funds			1,495,391
	BrokerageLink Account - Bonds			290,928
	BrokerageLink Account -Short Term			45,184

	Total interest in mutual funds			142,730,215

				(Continued)

BUNGE RETIREMENT SAVINGS PLAN

EIN 13-4977260           Plan Number 334

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2011

a)	b) Identity of issue, Borrower, lessor, or similar party	c) Number of shares/units	d) Cost**	e) Current Value
	INTEREST IN COMMON STOCK:
*	Interest in Bunge Limited common shares			$10,730,001
	BrokerageLink Account - Common Stock			1,210,174

	Total interest in common stocks			11,940,175
	TOTAL INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST			156,523,569
*	NOTES RECEIVABLE FROM PARTICIPANTS:	Loan Fund, rates from 3.75% to 9.25%, maturities through May 2038		2,742,237

	Total investments			$159,265,806

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.	(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 26, 2012	By:	/s/Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm